FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom remains neutral with respect to “mini-tender offer”

Budapest – October 26, 2010 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider (the “Company”) announces that it learned of an unsolicited “mini-tender offer” made on October 14, 2010 by a Delaware limited liability company, Series D of Tender Investors, LLC (“Tender Investors”). The Company is expressing no opinion and is remaining neutral with respect to the “mini-tender offer”.

The unsolicited “mini-tender offer” by Tender Investors is to purchase up to an aggregate of 325,000 American Depositary Receipts (“ADRs”), each representing 5 ordinary shares of the Company, at a purchase price of US$12.15 per ADR. The 325,000 ADRs subject to the offer constitute 0.16% of the total number of shares (including shares underlying the ADRs) outstanding. The offer represents a 22.6% discount from the closing price of the Company’s ADRs on the New York Stock Exchange (the “NYSE”) on October 14, 2010, the date of the offer, and a discount of 17.7% from the closing price on October 25, 2010.

The Company believes the unsolicited offer is a “mini-tender offer”, as the offer is for less than 5% of the class of securities subject to the offer, which includes both the ADRs and the ordinary shares of the Company. Accordingly, the Company is not required to file or issue a response to the offer other than this announcement.

The Company considered several factors in determining to remain neutral, including the Company’s previously announced intention to delist its ADRs from the NYSE. The Company also considered that a shareholder’s decision on whether or not to tender shares in the offer is a personal investment decision that should be based upon each individual shareholder’s particular circumstances. The Company believes that shareholders interested in the offer should review the offer, consult with their financial, tax, accounting and legal advisors, and make an independent determination based on all available information.

The “mini-tender offer” does not affect the ongoing process of the Company’s ADRs being delisted from the NYSE. As announced earlier, delisting of the Company’s ADRs from the NYSE is expected to become effective on or about November 12, 2010. As also announced earlier, following delisting from the NYSE, the Company currently plans to maintain its ADR program on a Level I basis. The Company remains committed to serve its investor base in the United States, as well as to comply with the highest standards of corporate governance, and to provide transparent financial reporting. The Company will maintain its primary listing on the Budapest Stock Exchange and will continue to make English translations of its annual reports, financial statements and investor releases available on its website at www.telekom.hu.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 26, 2010